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                                March 4, 2021

       Kevin E. Hartz
       Co-Chief Executive Officer
       two
       16 Funston Avenue, Suite A
       The Presidio of San Francisco
       San Francisco, CA 94129

                                                        Re: two
                                                            Registration
Statement on Form S-1
                                                            Filed March 2, 2021
                                                            File No. 333-253802

       Dear Mr. Hartz:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1, Filed March 2, 2021

       Summary Financial Data, page 34

   1. Revise your disclosure to give effect to the sale of units in this offering and the sale of the private placement
warrants in a separate    as-adjusted    column.
       Exhibit Index
       Consent of Independent Registered Public Accounting Firm, page II-4

   2.                                                   Please revise to
provide a consent of your independent auditor.
 Kevin E. Hartz
two
March 4, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin E. Hartz
                                                           Division of
Corporation Finance
Comapany Nametwo
                                                           Office of Energy &
Transportation
March 4, 2021 Page 2
cc:       Gregory P. Patti, Jr.
FirstName LastName